

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Jay Maull
President, CEO and Chairman
Gemxx Corp.
2300 West Sahara Avenue, Suite 800
Las Vegas, NV 89102

> **Re: Gemxx Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 10, 2022**
> **File No. 024-11922**

Dear Mr. Maull:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed August 10, 2022

The Company, page 8

1. We note your response to comment 2 and that your properties are exploration stage properties with no infrastructure and no current mining operations. In several instances your amended filing implies that you own or control active mining operations. For example on page 8 of your filing you state that you are mine to market and own mining assets and control each stage of production. Additionally you state that you take rough gemstone from your mine to the world market and control each stage of the supply chain. Similar disclosure is found on pages 10, 15, and F-6. Please revise these disclosures to identify the source of your current gemstone raw materials and to clarify that you are an exploration stage company with no active mining operations.

General

2.   We note your response to prior comment 3. Please revise your disclosure to reflect your representation that "The work we procure from Hong Kong, China and Thailand is done without contract, as such we are not required to obtain permission from Chinese authorities to solicit services or to offer securities...."

    In addition, we note that you apparently removed from the filing several disclosures relating to China and Hong Kong. For example, at page 17 you removed "from Hong Kong" from the suggestion that your finished jewelry "is shipped directly [___] to all customers" and at page 24 you removed "in Hong Kong and China" from "our production facilities [___] continue to meet demand of GEMXX Corporation's Finished Products." To provide proper context, please further revise to disclose the extent to which your product is shipped from Hong Kong and China and your services obtained from China and Hong Kong. Quantify the respective percentages in each case to the extent they currently collectively represent the majority (of shipping or production) or did represent the majority in recent periods, such as during the quarterly period ended June 30, 2022. Similarly, if your previously referenced "discussions with potential customers in Beijing and Shanghai" remain ongoing or have resulted in material agreements, please provide corresponding and updated disclosure. If you removed the suggestion that "Mainland China will continue to be a source of [your] growth for years to come" because it no longer reflects your expectations in that regard, please confirm this to us in your letter of response. Otherwise, consider discussing your current expectations regarding the principal anticipated sources of your future growth.

    You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Matthew McMurdo